EXHIBIT 99.1

Skylight Health Partners with Major National Direct Contracting Entity for Value-Based Care Participation

TORONTO, Oct. 07, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV:SLHG) (“Skylight Health”, “Skylight” or the “Company”), a multi-state primary care group in the United States, today announced the execution of a Participation Provider Contract with a leading national healthcare organization who is a recipient of a Direct Contracting Entity (“DCE”) license, with Skylight Health’s participation beginning in 2022. The Agreement to join the DCE is a major upgrade from the previously announced Accountable Care Organization (ACO) and is expected to result in improved care and benefits for traditional Medicare patients.

  The DCE contracts directly with the Centers for Medicare & Medicaid Services (“CMS”) and provides multiple enhanced pathways for risk-sharing arrangements;
  Skylight will begin participation in January 2022 and expects to move from a single-sided risk arrangement with a goal of shifting to full risk;
  Skylight will receive the additional benefit of capitation in addition to the Fee-for-Service and shared savings the Company would have received via the previously announced ACO; and
  In addition to Skylight’s current traditional Medicare patients, those qualifying patients that Skylight acquires through acquisition and de novo growth will be eligible for participation in the DCE.

The Direct Contracting Model (the “Model”) was designed by the CMS Innovation Center (CMMI) as the next evolution in risk sharing arrangements to produce value and high-quality healthcare. The Model is a set of two voluntary risk-sharing options aimed at reducing expenditures and preserving or enhancing quality of care for Medicare FFS beneficiaries. Provider groups in the Model assume higher levels of financial risk and expected improved financial reward than are available under the MSSP.

The DCE entity that Skylight will be partnering with brings several years of value-based care programs managing over 200,000 value based patient lives annually. By partnering with a National entity, Skylight can expect to receive infrastructure and capability support to accelerate its shift to risk. The name of the DCE entity will remain confidential as per the terms of its agreement with CMS prior to the participation year.

“This is a significant move forward for all of us here at Skylight,” said Prad Sekar, CEO at Skylight. “Our ACO has enabled us to chart a path forward where we will now see ourselves working in the latest CMS initiative for value-based care with a strong partner with decades of experience in various value models. Through the DCE, our patients will benefit from improved services and quality of care. With the infrastructure that our partner brings, we can also leverage the robust resources of a Fortune 50 National healthcare enterprise. We will continue to maintain our ACO as we look forward to future commercial contracts.”

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises of physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and laboratory/diagnostic testing. The Company owns and operates a proprietary electronic health record system that supports the delivery of care to patients via telemedicine and other remote monitoring system integrations.

The Company primarily operates a traditional insurable fee-for-service model contracting with Medicare, Medicaid and other Commercial Payors. The Company also offers a disruptive subscription-based telemedicine service for the un/under-insured population who have limited access to urgent care due to cost.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Canadian Investors

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

U.S. Investors

John Evans
John.evans@skylighthealthgroup.com
415-309-0230

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

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